November 19, 2007	Lowell D. Ness
(650)614-7455
lness@orrick.com
VIA FEDEX & EDGAR
Mark P. Shuman
Legal Branch
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation Preliminary Information Statement on Schedule 14C File No. 0-26895 Date Filed: November 1, 2007
Dear Mr. Shuman:
On behalf of our client, VirnetX Holding Corporation (the “Company”), we have set forth below, the Company’s responses to the Staff’s comment letter dated November 9, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
General
1.	The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders’ respective relationships to VirnetX Holding Corporation in materially complete detail. In addition, please describe the events that led to the obtainment of written consents. Finally, provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

In response to the Staff’s comment, the Company supplementally advises the Staff that the following stockholders submitted written consents:
•	Kendall Larsen: Mr. Larsen is the Company’s Chairman of the Board and Chief Executive Officer and its single largest stockholder with 8,303,192 shares of the Company’s common stock, representing approximately 26.60% of the outstanding shares. Mr. Larsen was one of the original founders of VirnetX, Inc. which is now a wholly owned subsidiary of VirnetX Holding Corporation following the merger between VirnetX, Inc. and the Company.

Mark P. Shuman
November 19, 2007

•	Kathi Sheehan: Ms. Sheehan is the Company’s Vice President of Administration and holds 608,530 shares of the Company’s common stock, representing approximately 1.95% of the outstanding shares. Ms. Sheehan was also one of the original founders of VirnetX, Inc. alongside Mr. Larsen and is an integral part of the Company’s management team.

•	Sameer Mathur: Mr. Mathur is the Company’s Vice President of Business Development and holds 622,739 shares of the Company’s common stock through a family trust, which represents approximately 2.00% of the outstanding shares. Mr. Mathur was one of the first employees of VirnetX, Inc. and is an integral part of the Company’s management team.

•	Greg Wood: Mr. Wood is a major stockholder of the Company and holds 1,186,413 shares of the Company’s common stock through a family trust, which represents approximately 3.8% of the Company’s outstanding shares. Mr. Wood is also a consultant to the Company in charge of its marketing efforts and is an integral part of the Company’s management team.

•	Glenn Russell: Mr. Russell is the former Chairman of the Board and CEO of the Company prior to the merger between the Company and VirnetX, Inc. on July 5, 2007 and holds 1,000,000 shares of the Company directly and through family trusts, which represents approximately 3.20% of the Company’s outstanding shares. Prior to the merger, Mr. Russell was the holder of over 60% of the shares of the Company. Mr. Russell was one of the original founders of the Company and was part of the deal team that structured the terms of the Company’s merger transaction with VirnetX, Inc.

•	Justin Yorke (San Gabriel Fund, LLC and JMW Fund, LLC): San Gabriel Fund, LLC and JMW Fund, LLC are each a major stockholder of the Company and hold 1,600,000 shares and 1,200,000 shares, respectively of the Company’s common stock, which represents approximately 3.84% and 5.13%, respectively, of the Company’s outstanding shares. Justin Yorke has sole voting power with respect to these entities’ shares of the Company and Mr. Yorke signed the stockholder written consent on behalf of each of these entities. Mr. Yorke was part of the deal team that structured the terms of the Company’s bridge financing and merger transaction with VirnetX, Inc.

•	John P. McGrain: Mr. McGrain is a major stockholder of the Company and holds an aggregate of 1,173,333 shares of the Company’s common stock directly and through SEP IRA and 401(k) accounts, which represents approximately 3.78% of the Company’s outstanding shares. Mr. McGrain was part of the deal team that structured the terms of the Company’s bridge financing and merger transaction with VirnetX, Inc.

Mark P. Shuman
November 19, 2007

In connection with the merger between the Company and VirnetX, Inc., the Company filed with the SEC a current report on Form 8-K on July 12, 2007 describing the material terms of the transaction. In the 8-K it was disclosed that the Company intended to change its name, conduct a 1-for-3 reverse stock split and adopt various protective provisions, all as contemplated in the Merger Agreement between the Company and VirnetX, Inc. The Merger Agreement contained covenants providing that the Company would effect these changes as soon as practicable after the closing of the merger. As such, these changes to the Company’s Certificate of Incorporation and Bylaws were substantively approved by the respective parties and the individuals and entities described above, all of whom were intimately involved in negotiations of the Merger Agreement between the Company and VirnetX, Inc. At the time of the substantive discussions with respect to the merger transaction, none of the above persons, except for Glenn Russell who was the Chairman of the Board and CEO of the Company at that time, were shareholders of the Company, so the proxy rules would not have been applicable to their discussions relating to structuring the terms of the merger. For a variety of administrative and logistical reasons, the Company did not formally affect the amendments to its Certificate of Incorporation and Bylaws at the closing of the merger on July 5, 2007, but rather waited to take those steps several months later. As a result, the formal stockholder written consent evidencing the approval of the amendments to the Company’s Certificate of Incorporation and Bylaws was not executed until October 26, 2007.

We note that Exchange Act Rule 14a-1(l)(2)(i) defines a “solicitation” of a stockholder consent to exclude the furnishing of a form of stockholder consent to a security holder upon the unsolicited request of such security holder. The substance of the amendments to the Company’s Certificate of Incorporation and Bylaws had been previously negotiated and approved by the above described stockholders prior to the consummation of the merger between the Company and VirnetX, Inc. The above described stockholders were each anxious to have the Company

Mark P. Shuman
November 19, 2007

document their prior agreements and the written consent was provided to them in order to properly document the requisite approval needed under Delaware law for the post-closing transactions agreed to in the Merger Agreement. All of the above described stockholders are either part of the Company’s current or former management team or otherwise have a close advisory relationship to the Company and were actively involved in the continuing implementation of the post-closing transactions contemplated by the Merger Agreement between the Company and VirnetX, Inc. In addition, at the time the substantive discussions were had prior to completion of the merger, the only person who was a stockholder of the Company was also the Company’s Chairman of the Board, CEO and 60% stockholder. Thus, the Company was not soliciting its own stockholders for their vote or consent. In light of the foregoing, we respectfully submit that the act of circulating the written consent after the merger to these stockholders in order to properly evidence the requisite stockholder approval to the amendments to the Certificate of Incorporation and Bylaws should fall within the exemption from the definition of “solicitation” contained within Exchange Act Rule 14a-1(l)2(i).

The Company also respectfully points out that one of amendments to the Company’s Certificate of Incorporation that was the subject of the stockholder consent was to eliminate the ability of stockholders to act by written consent in the future. Thus, all future actions by stockholders of the Company will be at a meeting as to which proxies will be solicited and a proxy statement will be filed with the SEC in advance of any such solicitation as required by the Proxy Rules under the Exchange Act.

2.	Revise the disclosure regarding the plans to effect a reverse stock split and the adoption of the “protective provisions” so that it conforms in all material respects with anti-takeover disclosure guidelines outlined in SEC Release 34-15230. Note specifically that all of the information which is related to the proposal should be set forth in one place in the materials and that if disclosure in more than one place cannot be avoided, cross-references may be used.

The Company has revised its disclosure in response to the Staff’s comments in order to more closely conform to the guidelines outlined in SEC Release 34-15230.

Mark P. Shuman
November 19, 2007

Enclosed please find a redlined version of the Preliminary Information Statement that has been marked to show changes from the prior version of the Preliminary Information Statement. Please feel free to contact me at (650) 614-7455 if you wish to discuss these matters further.
Sincerely,
/s/ Lowell D. Ness
LDN/LDN

cc:	Kendall Larsen
Chief Executive Officer VirnetX Holding Corporation